FRANKLIN CAPITAL CORPORATION
                           450 Park Avenue, 10th Floor
                            New York, New York 10022


                                  July 8, 2002


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

           Re: Application for Withdrawal of Registration Statement on Form N-14 (No. 333-87184)
                     ----------------------------------------------------

Ladies and Gentlemen:

                     Pursuant to Rule 477 under the Securities Act of 1933, as amended, application hereby is made by Franklin Capital Corporation, a Delaware corporation (the "Company"), to withdraw the Registration Statement on Form N-14 (No. 333-87184) (the "Registration Statement"), filed by the Company with the Securities and Exchange Commission relating to the registration under the Securities Act of 1933 of up to 4,442,000 shares of the Company's Common Stock, par value $1.00 per share (the "Common Stock"). None of the Common Stock covered by the Registration Statement has been sold pursuant to the Registration Statement.

                     The Company is making this application for withdrawal because on July 1, 2002 the Company terminated the Agreement and Plan of Merger between the Company and Change Technology Partners, Inc. pursuant to which the Common Stock was to be issued. Accordingly, the Company respectfully requests the Commission to (i) grant the application of the Company to (i) have the Registration Statement withdrawn pursuant to Rule 477 under the Securities Act and (ii) issue an appropriate order to be included in the file for the Registration Statement to the effect that the Registration Statement has been "Withdrawn upon the request of the Registrant, the Commission consenting thereto."

                                        Very truly yours,

                                        FRANKLIN CAPITAL CORPORATION

                                        By: /s/ Stephen L. Brown
                                            -----------------------------------
                                            Name: Stephen L. Brown
                                            Title: Chief Executive Officer and
                                                   Chairman of the Board






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